Exhibit 10.14

July 29, 2021

David Harmon

Dear David,

We are pleased to offer you the position of Chief Human Resources Officer for NewCo (“NewCo”), a corporation to be formed as a wholly owned subsidiary of Zimmer Biomet (the “Company”) in anticipation of the spin-off of certain Company’s businesses, reporting to me. In this position, you will be paid a gross annual base salary of $400,000 in bi-weekly installments and your salary grade will be Z06. Your position is exempt, as such, your annual salary is intended to compensate you for all hours worked and you will not be eligible to receive overtime pay. Your start date will be September 7, 2021.

Please remember that this offer is conditioned upon your successful completion of a pre-employment background check and drug screening and on other terms and conditions described in this offer letter. Additionally, you will be required to demonstrate proof of your legal authorization to work in the United States. You agree to produce documents consistent with the “List of Acceptable Documents” on the I-9 form (Employment Eligibility Verification). If you do not provide the required documentation within the first three days of employment, your employment will be subject to termination.

Neither this letter nor any other written or oral statement by the Company or NewCo, including any policy manual or handbook, creates a contract of employment, express or implied, or a guarantee of employment for any specific time period. At all times, your employment will be at will, meaning either you or Zimmer Biomet (or NewCo following the spin transaction) may terminate your employment for any reason and at any time, with or without notice.

Annual Merit Adjustment

Beginning in 2022, you will be eligible for Zimmer Biomet’s annual merit review process which involves possible base pay adjustments consistent with your job performance until such time that NewCo is established as a separate legal entity; at that time, you will be eligible for NewCo’s annual merit review process.

Performance Incentive Plan

You will be eligible to earn an annual bonus under the Zimmer Biomet Holdings, Inc. Non-Executive Performance Incentive Plan (“Plan”), subject to the terms of that Plan, which may be changed by the Company in its sole discretion. Your current target bonus in this position is 50% of your eligible earnings for the 2021 bonus year. The bonus that you may earn under the Plan may be more or less than this target percentage, depending on actual year-end results for the established performance measures, and the application of applicable modifiers, if any.

Annual bonuses under the Plan are paid by March 15th of the year following the performance year. You generally must remain employed by Zimmer Biomet at the time of bonus payout to earn the bonus; however, once NewCo is established, you will be eligible to earn an annual bonus under the new entity’s Performance Incentive Plan.

Long-Term Incentive Plan

Based on your performance, you may be eligible to receive annual Zimmer Biomet stock option grants or other equity awards beginning in 2022 at the discretion of the Compensation and Management Development Committee (“Committee”) of the Board of Directors of the Company (the “Board”). These

grants provide opportunities for long-term compensation and ownership of the Company and are subject to the terms of the applicable grant award agreements and stock incentive plan. For 2022, your estimated LTI grant date fair value in this role will be approximately $500,000. We anticipate the grant date of the 2022 award will be in or around February/March 2022, subject to the Committee’s approval. Once NewCo is established, you may be eligible to receive stock option grants or other equity awards in respect of NewCo stock after NewCo is spun off.

Long-Term Incentive Sign-on

In addition to the estimated 2022 LTI award described above, subject to the requisite approval, as soon as administratively feasible, Zimmer Biomet is expected to award you a one-time LTI grant with a grant date fair value of approximately $100,000 under the terms of the Company’s equity plan. This grant is expected to consist of one-half (1/2) stock options (based upon a Black-Scholes valuation) and one-half (1/2) time-vested restricted stock units (RSUs) (based on the grant date fair value of such awards). The grant date is expected to be the first business day of the month following your hire. The stock options will be granted at the fair market value of the Company’s common stock on the grant date and will vest at the rate of 25% per year over four years beginning on the first anniversary of the grant date, assuming your continued employment with Zimmer Biomet, and will have a maximum term of 10 years. The RSUs will vest at the rate of 25% per year over four years beginning on the first anniversary of the grant date, again assuming your continued employment with Zimmer Biomet.

NewCo Change In Control (“CIC”) Severance Agreement and Executive Severance Plan

It is expected that you will be a covered participant in NewCo’s CIC Severance Agreement and Executive Severance Plan once established at the separation of Zimmer Biomet and NewCo. Generally, the expected payment under the CIC Severance Agreement for a qualifying termination by NewCo without cause or by you for good reason following a CIC of NewCo is expected to be two times your annual base salary and bonus target. Additionally, your expected payment under the Executive Severance Plan, for qualifying terminations prior to a CIC, is expected to be the sum of your final base salary and final target bonus. There would be no duplication of benefits provided under the CIC Severance Agreement and the Executive Severance Plan or otherwise.

Benefits

You are eligible for Zimmer Biomet’s competitive benefits offerings which currently include health, dental, vision, disability, 401(k), and other benefits, all subject to the terms of the applicable plans. Details on Zimmer Biomet’s benefit plans can be found on the “Welcome to Zimmer Biomet” website. You understand that if you wish to enroll in Zimmer Biomet’s medical plan (and certain other benefit plans), generally you must enroll within 31 days of your start date or during the annual open enrollment period.

The terms and conditions of each benefit plan are governed by the plan documents or insurance policies (as amended from time to time in Zimmer Biomet’s discretion). The terms of the plan documents will control. Zimmer Biomet reserves the right to change or discontinue these benefits at any time in its discretion.

Time Off

You are eligible for 25 days of paid time off (“PTO”) per calendar year. See the PTO policy for additional details. You will also be eligible for holidays and any other leave or time off provided pursuant to Company policy or applicable law.

Mileage Reimbursement

In accordance with Zimmer Biomet policies, you will be reimbursed for business mileage at the rate determined by the IRS from time to time or at any alternative rate required by law. Also and unless otherwise required by law, Zimmer Biomet will not reimburse you for gas, maintenance or repairs separately from this mileage reimbursement and this mileage reimbursement will not be eligible for any benefits and/or compensation plan purposes. This mileage reimbursement is tied to your position, so if you change positions within the Company you may become ineligible for the mileage reimbursement.

Repayment Obligation/Company’s Right to Offset

If you leave the Company, you agree that you will be required to repay any amounts you may owe the Company as of your last day of employment. You also agree that the Company, to the extent permitted by law, will be able to deduct and offset any amounts you owe from or against any payments to be made to you, including but not limited to payments for wages, bonuses, expenses, or vacation pay and you agree to reimburse the Company for any remaining balance owed after such deduction or offset. Finally, you agree to execute any agreement presented by Zimmer Biomet related to your repayment obligation.

Restrictive Covenant Agreement

This offer is contingent upon your agreement to the Non-Disclosure and Intellectual Property Agreement or Restrictive Covenant, Non-Disclosure and Intellectual Property Agreement, which will be sent to you through DocuSign.

Obligations to Other Employers

By accepting this offer, you are affirming you do not have any contractual obligations (such as a non-competition and/or non-solicitation agreement) with a former or current employer that prevent you from being employed by Zimmer Biomet.

Conflicts of Interest Policy and Reporting Requirements

Prior to commencing employment you must, in accordance with the Company’s Conflicts of Interest Policy, disclose any Close Personal Relationship you have with any Company employee if: (1) one of the two of you would be in the reporting line of the other; (2) one of you would act as the other’s supervisor, manager or lead, whether or not the two of you would share a formal reporting line; (3) one of you is in a Corporate gatekeeping function (e.g., Legal, Compliance, Finance, Internal Audit, Human Resources, Trade Compliance); or (4) one of you is on the Leadership Team or otherwise is or would be in a Senior Vice President or higher role. You must also disclose to Human Resources any such Close Personal Relationship with a leased staff person assigned to work for Zimmer Biomet or with a Zimmer Biomet contractor.

You must also disclose any Close Personal Relationship1 or other potential conflict (e.g., a non-Zimmer Biomet business relationship) that you have with any Healthcare Professionals2 or other Public Officials,3

[1]

A “Close Personal Relationship” is defined as a parent, sibling, child, grandparent, or grandchild, whether by birth or adoption; a similar step- and half- relative or in-law; a spouse or domestic partner; or an individual with whom the Team Member is involved in a romantic and/or sexual relationship.

[2]

A “Healthcare Professional” is defined as an individual, entity, or employee of such entity, within the continuum of care of a patient, which may purchase, lease, recommend, use, prescribe, or arrange for the purchase or lease of Zimmer Biomet products and services

[3]

A “Public Official” is defined as any officer, agent, or employee or any person acting for or on behalf of: (1) a government, including any legislative, administrative, or judiciary branch of such government; (2) any department, agency, or instrumentality of a government, including wholly or majority state-owned or controlled enterprises; (3) any public international organization, such as the United Nations or World Health Organization; (4) a political party (including the political party itself); or (5) any candidate for political office.

or any other potential conflicts (e.g., ownership or investment in a Zimmer Biomet supplier or business partner or your being subject to any restrictive covenant agreements that would inhibit or prevent you from working for Zimmer Biomet) that might interfere or appear to interfere with your employment for Zimmer Biomet. Human Resources and/or Compliance will determine whether the disclosed relationship poses an actual or potential conflict of interest, and if so, what will be done to address the conflict.

Please note that Zimmer Biomet reserves the right to revise, supplement, or rescind from time to time and as it deems appropriate any policies or plans referenced in this letter or applicable to your employment. By signing below, you agree that this offer letter constitutes the entire understanding and agreement between the company and you with respect to this offer and supersedes all prior and simultaneous verbal or written agreements, understandings or communications regarding this offer.

David, congratulations on being offered the position of Chief Human Resources Officer, NewCo. We are very excited to have you join us and are looking forward to your acceptance. Please sign your acceptance of this offer below and return a copy to me by August 5, 2021. By signing this letter below and accepting our conditional offer of employment, you are representing that you desire to become employed by the Company under the terms described in this letter.

We believe that you will make a valuable contribution and will find your career with Zimmer Biomet challenging and rewarding. Should you have any questions, please call Lori Winkler at 574-306-8253.

Sincerely,

Vafa Jamali

Chief Executive Officer, NewCo

Zimmer Biomet

I hereby accept this offer of employment as outlined above:

/s/ David Harmon	August 1, 2021

Signature	Date

David Harmon

Printed Name

cc: HR